Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$4,275,000.00	$168.01

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $858,951.28 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $168.01 is offset against the registration fee due for this offering and of which $858,783.27 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 30-I dated April 25, 2008 and underlying supplement no. 100 dated January 28, 2008	Registration Statement no. 333-134553 Dated April 29, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$4,275,000

Buffered Annual Review Notes Linked to the S&P 500® Index

Summary Description

The notes are designed for investors who seek a premium if the Index is at or above its Call Level on the Final Review Date. If the notes are not called, investors are protected at maturity against up to a 10% decline of the Index from the Initial Index Level on the Final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level. Investors will receive no interest payments and may lose some or all of their principal. Investors should be willing to forgo interest and dividend payments during the term of the notes and be willing to lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$4,275,000
Pricing Date:	April 29, 2008
Settlement Date:	May 2, 2008
Final Review Date:	April 30, 2009††
Maturity Date:	May 5, 2009††
Term:	1 year and 3 days
Index:	The S&P 500® Index (SPX)
Automatic Call:	If the Ending Index Level is above or equal to the Call Level, the notes will be automatically called on the Final Review Date and we will pay, per $1,000 principal amount note, a cash payment of $1,000 plus the call premium on the Maturity Date.
Payment at Maturity:

If the notes are not automatically called, your principal is protected against a decline in the Index up to the Buffer Amount. If the Index Return is negative and its absolute value is less than or equal to the Buffer Amount, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount note.

If the Index Return is negative and its absolute value is greater than the Buffer Amount, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the Leverage Factor, or 1.11111%, for every 1% that the absolute value of the Index Return is greater than the Buffer Amount, and your cash payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [($1,000 × (Index Return + Buffer Amount) × Leverage Factor)]

Assuming the notes are not automatically called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Payment if Called:	For every $1,000 principal amount note, you will receive a cash payment of $1,000 plus a call premium calculated as follows: 11.50% × $1,000
Call Level:	1,390.94, which is 100% of the Initial Index Level.
Buffer Amount:	10%
Leverage Factor:	1.11111
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	1,390.94, which is the Index closing level on the Pricing Date.
Ending Index Level:	The Index closing level on the Final Review Date.
Denominations:	$1,000 per note and integral multiples thereof

Minimum Investment:	$10,000
CUSIP:	5252M0FJ1
ISIN:	US5252M0FJ14

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” or “Description of Notes—Automatic Call,” as applicable, in the accompanying product supplement no. 30-I.

Investing in the Buffered Annual Review Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 30-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 100 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000.00	$12.50	$987.50
Total	$4,275,000.00	$53,437.50	$4,221,562.50

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive a fee of 1.25% of the principal amount of the Notes and will use those fees to allow selling concessions to one or more brokers and/or dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

April 29, 2008	MTNI805

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 30-I (which supplements the description of the general terms of the notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 100, this pricing supplement and any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 30-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 30-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 30-I dated April 25, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508090377/d424b2.htm

•	Underlying supplement no. 100 dated January 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508013371/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Appreciation Potential: If the Ending Index Level is above or equal to the Call Level, the notes will be automatically called on the Final Review Date and your investment will yield a payment per $1,000 principal amount note of $1,000 plus 11.50% × $1,000. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: If the notes are not automatically called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10% as compared to the Initial Index Level, for every 1% that the Index has declined below 10%, you will lose an amount equal to 1.11111% of the principal amount of your notes.

•

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, it is reasonable to treat a note as a cash-settled financial contract for U.S. federal income tax purposes.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the notes should be required to accrue income on a current basis over the term of the notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 30-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 30-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 30-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: If the notes are not automatically called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.11111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the Buffer Amount of 10%.

•

Limited Return on the Notes: Your potential gain on the notes will be limited to the call premium, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Similarly, because the determination of whether the notes will be called and, if the notes are not called, the Ending Index Level, will be based on the Index closing level on the Final Review Date, your return may be adversely affected by a sudden or temporary decrease in the closing level on the Final Review Date. Conversely, you will not benefit from higher Index closing levels at any time during the term of the notes other than on the Final Review Date. As a result, you may receive a lower return on the notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $12.50 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment if Called or the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates , which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Index.

•

We Cannot Control Actions by the Other Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that make up the S&P 500® Index, but we are not affiliated with any of the other companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your notes. None of the money you pay us will go to any of the other companies represented in the Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the level of the Index or value of your notes.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

Credit of Issuer: An investment in the notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 30-I and the accompanying underlying supplement no. 100.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the notes.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple (i.e., not compounded) total return that could be realized on the notes at maturity based on a range of movements in the Index. The following table reflects a Call Level equal to the Initial Index Level of 1,390.94 and reflects a Buffer Amount of 10%. The table reflects that the percentage used to calculate the Payment if Called is 11.50%. There will be only one payment on the notes, whether upon an Automatic Call or at maturity. The following results are based solely on the hypothetical examples cited. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Payment at Maturity or upon Automatic Call	Hypothetical Total Return on the Notes
973.66	-30.0%	$777.78	-22.22%
1,043.21	-25.0%	$833.33	-16.67%
1,112.75	-20.0%	$888.89	-11.11%
1,182.30	-15.0%	$944.44	-5.56%
1,251.85	-10.0%	$1,000.00	0.00%
1,321.39	-5.0%	$1,000.00	0.00%
1,390.94	0.0%	$1,115.00	11.50%
1,460.49	5.0%	$1,115.00	11.50%
1,530.03	10.0%	$1,115.00	11.50%
1,599.58	15.0%	$1,115.00	11.50%
1,669.13	20.0%	$1,115.00	11.50%
1,738.68	25.0%	$1,115.00	11.50%
1,808.22	30.0%	$1,115.00	11.50%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1 (the third highlighted row): The Index closing level is 1,530.03 on the Final Review Date, which is more than the Initial Share Price. Because the Index closing level is above the Call Level on the Final Review Date, the notes are subject to an Automatic Call. On the Maturity Date, the investor receives per $1,000.00 principal amount note, $1,000 plus the call premium amount, calculated as follows:

$1,000 + ($1,000 × 11.50%) = $1,115.00

Example 2 (the second highlighted row): The Index closing level is 1,251.85 on the Final Review Date, which is less than the Initial Share Price. Because the Index closing level is below the Call Level on the Final Review Date, the notes are not subject to an Automatic Call. The investor instead receives the Payment at Maturity. Because the Index Return is -10.0%, the absolute value of which is equal to the Buffer Amount, the investor will receive $1,000.00 per $1,000 principal amount note.

Example 3 (the first highlighted row): The Index closing level is 973.66 on the Final Review Date. Because the Index closing level is below the Call Level on the Final Review Date, the notes are not subject to an Automatic Call. The investor instead receives the Payment at Maturity. Because the Index Return is -30.0%, the absolute value of which is greater than the Buffer Amount, the investor will receive $777.78 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30.0% + 10.0%) × 1.11111) = $777.78

Historical Information

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from April 29, 2003 through April 29, 2008. The Index closing level on April 29, 2008 was $1,390.94.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $641,000.00 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $4,916,000.00, $61,450.00 and $4,854,550.00, respectively.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.